UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under The Securities Exchange Act of 1934

(Amendment No. 8)*

DIEDRICH COFFEE, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

253675201

(CUSIP Number)

Paul C. Heeschen

Heeschen & Associates

450 Newport Center Drive, Suite 450

Newport Beach, California 92660

(949) 644-1850

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 17, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 253675201	Page 2 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Paul C. Heeschen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 83,671 shares of Common Stock
8. Shared Voting Power 4,359,872 shares of Common Stock
9. Sole Dispositive Power 83,671 shares of Common Stock
10. Shared Dispositive Power 4,359,872 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,443,543 shares of Common Stock
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 59.5% (based on approximately 5,468,316 shares of Common Stock outstanding as of January 12, 2009)
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D/A

CUSIP No. 253675201	Page 3 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sequoia Enterprises L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 shares of Common Stock
8. Shared Voting Power 3,190,604 shares of Common Stock
9. Sole Dispositive Power 0 shares of Common Stock
10. Shared Dispositive Power 3,190,604 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,190,604 shares of Common Stock
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.0% (based on approximately 5,468,316 shares of Common Stock outstanding as of January 12, 2009)
14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D/A

CUSIP No. 253675201	Page 4 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). WF Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 shares of Common Stock
8. Shared Voting Power 750,000 shares of Common Stock
9. Sole Dispositive Power 0 shares of Common Stock
10. Shared Dispositive Power 750,000 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 750,000 shares of Common Stock
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.0% (based on approximately 5,468,316 shares of Common Stock outstanding as of January 12, 2009)
14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D/A

CUSIP No. 253675201	Page 5 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). D.C.H., L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 shares of Common Stock
8. Shared Voting Power 419,268 shares of Common Stock
9. Sole Dispositive Power 0 shares of Common Stock
10. Shared Dispositive Power 419,268 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 419,268 shares of Common Stock
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.7% (based on approximately 5,468,316 shares of Common Stock outstanding as of January 12, 2009)
14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer.

This Schedule 13D Amendment No. 8 (“Amendment No. 8”) amends the Schedule 13D originally filed with the Securities and Exchange Commission by the Reporting Persons (as defined below), as previously amended (the “Schedule 13D”) with respect to the common stock, $0.01 par value per share (“Common Stock”), of Diedrich Coffee, Inc., a Delaware corporation (the “Issuer”), the principal executive offices of which are located at 28 Executive Park, Suite 200, Irvine, California 92614.

Item 2.	Identity and Background.

(a) The persons filing this Amendment No. 8 are Sequoia Enterprises L.P., a California limited partnership, WF Trust, an irrevocable trust, D.C.H., L.P., a California limited partnership, and Paul C. Heeschen, an individual and the sole general partner of Sequoia Enterprises L.P. and D.C.H., L.P. and the sole trustee of WF Trust (collectively, the “Reporting Persons”).

(b) The address of the principal business office of the Reporting Persons is 450 Newport Center Drive, Suite 450, Newport Beach, California 92660.

(c) Mr. Heeschen is a principal with Heeschen & Associates, a private investment firm, located at 450 Newport Center Drive, Suite 450, Newport Beach, California 92660. Mr. Heeschen is also the chairman of the board of directors of the Issuer.

(d)-(e) During the last five years, neither Sequoia Enterprises L.P., WF Trust, an irrevocable trust, D.C.H., L.P. nor Mr. Heeschen has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Sequoia Enterprises L.P. is a California limited partnership. WF Trust is an irrevocable trust. D.C.H., L.P. is a California limited partnership. Mr. Heeschen is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

This Amendment No. 8 is filed to report the April 17, 2009 transfer by Sequoia Enterprises L.P. of 450,000 shares of Common Stock and a warrant to purchase 300,000 shares of Common Stock to WF Trust and the issuance by the Issuer on August 26, 2008 of a warrant to purchase 1,667,000 shares of Common Stock to Sequoia Enterprises L.P. in connection with the Issuer’s entry into a loan agreement, and an extension of an existing loan facility, with Sequoia Enterprises L.P. Mr. Heeschen is the sole general partner of Sequoia Enterprises L.P. with sole voting and investment power as to all such shares.

In total, as of the date hereof, Mr. Heeschen beneficially owns an aggregate of 4,443,543 shares of Common Stock, which consists of the following: (i) 3,190,604 shares of Common Stock beneficially owned by Sequoia Enterprises L.P. (which includes 250,000 shares subject to warrants that are immediately exercisable and will expire on May 8, 2011 and 1,367,000 shares subject to warrants that are immediately exercisable and will expire on August 26, 2013); (ii) 419,268 shares of Common Stock beneficially owned by D.C.H., L.P. (Mr. Heeschen is the sole general partner of Sequoia Enterprises L.P. and D.C.H., L.P. with sole voting and investment power as to all of the shares held by such entities); (iii) 750,000 shares beneficially owned by WF Trust (which includes 450,000 shares of Common Stock and 300,000 shares subject to warrants that are immediately exercisable and will expire on August 26, 2013), of which Mr. Heeschen is sole trustee with sole voting and investment power as to all of such shares; and (iv) 83,671 shares of Common Stock owned personally by Mr. Heeschen (including 82,500 shares subject to options that are exercisable within 60 days of the date hereof and 250 shares of Common

Stock held by the Paul C. Heeschen Revocable Living Trust, of which Mr. Heeschen is a trustee with sole voting and investment power as to all of such shares).

Item 4.	Purpose of Transaction

This Amendment No. 8 is being filed to disclose the transfer of shares of Issuer Common Stock between the Reporting Persons, the issuance of warrants to purchase Issuer Common Stock as more fully described in Item 6 below and to update the Issuer Common Stock ownership information included in the Schedule 13D.

The Reporting Persons are holding the interests in the Issuer identified in Item 5 below for investment purposes. The Reporting Persons intend to continue to evaluate their investment in the shares of Common Stock and retain the right to make further acquisitions of the Issuer’s shares of Common Stock from one or more sellers in the open market or in privately negotiated transactions and/or to dispose of all or a portion of the shares of Common Stock in the open market or in privately negotiated transactions. In addition, Mr. Heeschen has held discussions with a third party broker regarding the possibility of entering into a Stock Trading Plan pursuant to Rule 10b5-1(c) of the Act in connection with Issuer Common Stock, but he has not entered into any such Stock Trading Plan and there have been no purchases or sales pursuant to such a Plan. However, the Reporting Persons have no present plans or proposals, other than as specified herein, which may relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) The responses of the Reporting Persons with regard to Items 11 and 13 of the cover pages to this Amendment No. 8 that relate to the aggregate number and percentage of Common Stock beneficially owned by such Reporting Persons are herein incorporated by reference. The aggregate number of shares of Common Stock appearing in such Items 11 includes: (i) 250,000 shares subject to warrants held by Sequoia Enterprises L.P. that are immediately exercisable by Sequoia Enterprises L.P. within 60 days of the date hereof and will expire on May 8, 2011; (ii) 1,367,000 shares subject to warrants held by Sequoia Enterprises L.P. that are immediately exercisable and will expire on August 26, 2013; and (iii) 419,268 shares of Common Stock held by D.C.H., L.P. Mr. Heeschen, Sequoia Enterprises L.P. and D.C.H., L.P. each are the beneficial owners of such shares of Common Stock. In addition, Mr. Heeschen is the beneficial owner of: (i) 450,000 shares of Common Stock held by WF Trust; (ii) 300,000 shares subject to warrants held by WF Trust that are immediately exercisable and will expire on August 26, 2013; and (iii) 83,671 shares of Common Stock owned personally by Mr. Heeschen (including 82,500 shares subject to options that are exercisable within 60 days of the date hereof and 250 shares of Common Stock held by the Paul C. Heeschen Revocable Living Trust).

(b) The responses of the Reporting Persons with regard to Items 7, 8, 9 and 10 of the cover pages to this Amendment No. 8 that relate to the number of shares as to which such persons have sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition are herein incorporated by reference.

(c) Except as described herein, the Reporting Persons have not effected any transactions relating to shares of Common Stock during the past 60 days.

(d) As the sole general partner of Sequoia Enterprises L.P. with voting and investment power as to all of such shares beneficially owned by Sequoia Enterprises L.P., Mr. Heeschen is deemed to beneficially own all of the shares of Common Stock beneficially owned by Sequoia Enterprises L.P.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Paul C. Heeschen is the chairman of the board of directors of the Issuer. Except as described herein, no Reporting Person has any contracts, understandings, arrangements or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The shares of Common Stock held by Sequoia Enterprises L.P. and issuable upon exercise of the warrant to purchase 250,000 shares described above (the “2001 Warrant”) are subject to registration rights contained in that certain Registration Rights Agreement, dated May 8, 2001 (the “Registration Rights Agreement”), the form of which appears as an exhibit to that certain Common Stock and Warrant Purchase Agreement, dated March 14, 2001 (the “Purchase Agreement”). The exercise price of the warrant is subject to adjustments and other provisions as contained in the Registration Rights Agreement and that certain Warrant Agreement, dated May 8, 2001, the form of which appears as an exhibit to the Purchase Agreement, which appears as an exhibit to Issuer’s Quarterly Report on Form 10-Q filed on April 23, 2001. In addition, the 2001 Warrant was amended: (i) pursuant to that certain Amending Agreement dated as of June 19, 2008 between Issuer and Sequoia Enterprises L.P., which appears as an exhibit to Issuer’s Current Report on Form 8-K filed on June 25, 2008; (ii) pursuant to that certain Amendment No. 1 to 2001 Warrant dated as of August 26, 2008 between Issuer and Sequoia Enterprises, L.P., which appears as an exhibit to Issuer’s Current Report on Form 8-K filed on August 28, 2008; and (iii) on November 10, 2008 pursuant to that certain Waiver, Agreement, Amendment No. 1 to 2008 Warrant & Amendment No. 2 to 2001 Warrant dated as of November 10, 2008 between Issuer and Sequoia Enterprises L.P. (the “Waiver Agreement”), which was filed as an exhibit to Issuer’s Current Report on Form 8-K filed on November 17, 2008. Pursuant to the Waiver Agreement, the exercise price of the 2001 Warrant was reduced from $2.00 to $1.65.

On May 10, 2004, Sequoia Enterprises L.P. and the Issuer entered into a $5,000,000 Contingent Convertible Note Purchase Agreement, which was subsequently amended on June 30, 2004, March 31, 2006, September 22, 2006, June 19, 2008, August 26, 2008 and March 27, 2009 (as amended, the “Note Purchase Agreement”). The amendment to the Note Purchase Agreement dated August 26, 2008 provided that all notes issued under the Note Purchase Agreement were no longer convertible into Common Stock of the Issuer, that no further warrants would be issued to Sequoia Enterprises L.P. under the Note Purchase Agreement and that a warrant exercisable for 4,219 shares of Common Stock issued to Sequoia under the Note Purchase Agreement was cancelled. Issuer also agreed to refrain from further borrowings under the Note Purchase Agreement in connection with that certain Loan Agreement dated as of August 26, 2008 between Issuer and Sequoia Enterprises L.P. (the “Loan Agreement”). As of March 4, 2009, $2,000,000 is outstanding under the Note Purchase Agreement.

The Note Purchase Agreement and Amendment Nos. 1, 2, 3, 4 and 5 thereto and the Amending Agreement were filed by the Issuer with the Securities and Exchange Commission as exhibits to the Issuer’s Current Report on Form 8-K filed on November 3, 2004; Annual Report on Form 10-K filed on September 26, 2006; Current Report on Form 8-K filed on March 31, 2006; Annual Report on Form 10-K filed on September 26, 2006; Current Report on Form 8-K filed on August 28, 2008; Current Report on Form 8-K filed on March 30, 2009; and Current Report on Form 8-K filed on June 25, 2008, respectively.

In connection with the Loan Agreement and the above referenced amendment to the Note Purchase Agreement, on August 26, 2008, the Issuer issued to Sequoia Enterprises L.P. a warrant to purchase 1,667,000 shares of common stock of the Issuer. On November 10, 2008, the exercise price of this warrant was decreased from $2.00 to $1.65 in connection with the above referenced Waiver Agreement.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement (filed herewith)

Exhibit 2	Common Stock and Warrant Purchase Agreement, dated March 14, 2001, between Issuer and Sequoia Enterprises L.P. (incorporated by reference to such exhibit to the Issuer’s Quarterly Report on Form 10-Q filed on April 23, 2001)

Exhibit 3	Warrant Agreement, dated May 8, 2001, dated April 3, 2009, between Issuer and Sequoia Enterprises L.P. (incorporated by reference to such exhibit to the Issuer’s Quarterly Report on Form 10-Q filed on April 23, 2001)

Exhibit 4	Amending Agreement, dated June 19, 2008, between Issuer and Sequoia Enterprises L.P. (incorporated by reference to such exhibit to the Issuer’s Current Report on Form 8-K filed on June 25, 2008)

Exhibit 5	Amendment No. 1 to 2001 Warrant, dated August 26, 2008, between Issuer and Sequoia Enterprises, L.P. (incorporated by reference to such exhibit to the Issuer’s Issuer’s Current Report on Form 8-K filed on August 28, 2008)

Exhibit 6	Waiver, Agreement, Amendment No. 1 to 2008 Warrant & Amendment No. 2 to 2001 Warrant, dated November 10, 2008, between Issuer and Sequoia Enterprises L.P. (incorporated by reference to such exhibit to Issuer’s Current Report on Form 8-K filed on November 17, 2008)

Exhibit 7	Contingent Convertible Note Purchase Agreement, dated May 10, 2004, between Issuer and Sequoia Enterprises L.P. (incorporated by reference to such exhibit to Issuer’s Current Report on Form 8-K filed on November 3, 2004)

Exhibit 8	Amendment No. 1 to Contingent Convertible Note Purchase Agreement, dated June 30, 2004, between Issuer and Sequoia Enterprises L.P. (incorporated by reference to such exhibit to Issuer’s Annual Report on Form 10-K filed on September 26, 2006)

Exhibit 9	Amendment No. 2 to Contingent Convertible Note Purchase Agreement, dated March 31, 2006, between Issuer and Sequoia Enterprises L.P. (incorporated by reference to such exhibit to Issuer’s Current Report on Form 8-K filed on March 31, 2006)

Exhibit 10	Amendment No. 3 to Contingent Convertible Note Purchase Agreement, dated September 22, 2006, between Issuer and Sequoia Enterprises L.P. (incorporated by reference to such exhibit to Issuer’s Annual Report on Form 10-K filed on September 26, 2006)

Exhibit 11	Amendment No. 4 to Contingent Convertible Note Purchase Agreement, dated August 26, 2008, between Issuer and Sequoia Enterprises L.P. (incorporated by reference to such exhibit to the Issuer’s Current Report on Form 8-K filed on August 28, 2008)

Exhibit 12	Amendment No. 5 to Contingent Convertible Note Purchase Agreement, dated March 27, 2009, between Issuer and Sequoia Enterprises L.P. (incorporated by reference to such exhibit to Issuer’s Current Report on Form 8-K filed on March 30, 2009)

Exhibit 13	Loan Agreement, dated August 26, 2008, between Issuer and Sequoia Enterprises L.P. (incorporated by reference to such exhibit to Issuer’s Current Report on Form 8-K filed on August 28, 2008)

Exhibit 14	Warrant to Purchase Common Stock, dated August 26, 2008, between Issuer and Sequoia Enterprises L.P. (incorporated by reference to such exhibit to Issuer’s Current Report on Form 8-K filed on August 28, 2008)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 8 is true, complete and correct.

Dated: April 20, 2009

Sequoia Enterprises L.P., a California limited partnership

By:	/s/ Paul C. Heeschen
Paul C. Heeschen General Partner

D.C.H. L.P., a California limited partnership

By:	/s/ Paul C. Heeschen
Paul C. Heeschen General Partner

WF Trust, an irrevocable trust

By:	/s/ Paul C. Heeschen
Paul C. Heeschen Trustee

Paul C. Heeschen, an individual

By:	/s/ Paul C. Heeschen
Paul C. Heeschen